

May 4, 2009

Mr. Joseph Langston, Jr.
Glen Rose Petroleum Corporation
One Energy Square, Suite 200
4925 Greenville Avenue
Dallas, Texas 75206

>   **Re: Glen Rose Petroleum Corporation**
>   **Form 10-K/A1 for Fiscal Year Ended March 31, 2008**
>   **Filed April 16, 2009**
>   **File No. 1-10179**

Dear Mr. Langston:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K/A1 for the Fiscal Year Ended March 31, 2008

General

1. Please submit your letter of correspondence dated March 27, 2009, as well as all future letters of correspondence with us, on EDGAR.

2. The comments below relate to accounting and disclosure issues raised on your annual report which also may pertain to your three subsequent interim reports. Please submit the accounting and disclosure revisions that you propose for your annual and interim reports to resolve these matters prior to filing amendments.

Controls and Procedures, page 2

3. We have read your response to prior comments 1 and 2, concerning your disclosures about your evaluation of the effectiveness of disclosure controls and procedures, and your assessment of the effectiveness of internal control over

financial reporting. We see that you have mixed disclosures pertaining to the evaluation and to the assessment in your periodic filings, including the amendments. We have the following suggestions.

(a)   Include the subheading "Disclosure Controls and Procedures" before the first paragraph under the main heading, and remove the corresponding reference from your header "Management's Report on Internal Control Over Financial Reporting…."

(b)   Move the representation that you added to the sixth paragraph in the amended filing, indicating that disclosure controls and procedures were not effective as of March 31, 2008, to the first paragraph, to accompany your disclosure about the evaluation that was performed.

(c)   Given your disclosure in the second paragraph, indicating there have been no changes in your internal control over financial reporting during the fourth quarter, your disclosure in the eight paragraph, stating that "Other than as described above, there were no changes…subsequent to the date of management's evaluation," is not required and should either be replaced with like disclosure or removed (as no changes were identified, the "Other than" reference creates confusion unnecessarily, and the time period of reference, i.e. "subsequent" is no longer a period for which representation is prescribed, as it presumes an additional evaluation is performed subsequent to the required evaluation).

(d)   Move the disclosure in the fifth paragraph, pertaining to your testing of disclosure controls and procedures, to precede the first paragraph, but under the heading "Disclosure Controls and Procedures."

Financial Statements

Balance Sheet, page F-3

4.   We do not see how the ceiling test you provided in response to prior comment 3 is in compliance with Rule 4-10(c)(4) of Regulation S-X, as you have not included any explanation of assumptions, nor have you differentiated between costs associated with proved properties, unproved properties subject to amortization, or unproved properties not subject to amortization. In addition, you should identify the sources of data, show correlation with your properties, and indicate the dates the tests were performed.

Further, your explanation of the revision in your reserve estimates in 2008, saying that it relates to the difference of production from oil produced in 2007 as compared to 2008, is not sufficiently descriptive. You should identify the new information that you obtained and utilized in revising your reserve estimates upward during 2008.

We reissue prior comment 3.

Statements of Operations, page F-5

5.   We have read your response to prior comment 4, indicating that you believe the loss on the sale of your oil and gas assets of $6,125,233 in 2007, and the gain on the sale of your property and equipment of $12,031 in 2008, were appropriately excluded from your measure of loss from operations because these resulted from transactions that were peripheral to your business of producing oil and gas. Please explain why you believe the guidance in paragraph 45 of SFAS 144 does not apply to you. Please contact us via telephone if you require further clarification on this matter.

Note 1- Organization and Summary of Significant Accounting Policies, page F-8

Oil and Gas Properties, page F-8

6.   We have read your response to prior comment 5 in which you propose to expand your disclosure in Note 1 in future filings to indicate that your operations are concentrated in one field. Please ensure that you differentiate between proved properties, unproved properties subject to amortization, and unproved properties not subject to amortization in preparing your disclosure. Also indicate whether you are amortizing costs using proved reserves or some other measure. The current status of your properties in each group should be clear. If you have any properties in the third group, disclose the anticipated timing of the inclusion of the costs in your amortization computation, in accordance with Rule 4-10(c)(7)(ii) of Regulation S-X. Please submit your proposed revisions.

Form 10-Q/A1 for the Fiscal Quarter Ended December 31, 2008

Controls and Procedures

7.   We note that you have opted to include disclosure about your assessment of internal control over financial reporting in your interim reports. While we have no objection, you should understand that this is an annual reporting requirement, unlike the disclosure about your evaluation of the effectiveness of disclosure controls and procedures. However, you are required to disclose any change in internal control over financial reporting in each quarterly report to comply with Item 308(c) of Regulation S-K.

This disclosure should pertain to any change during the most recently completed fiscal quarter. In filing your amendments to the second and third quarterly reports, you have provided representation about change in internal control over financial reporting during the first quarter, rather than the quarter for which those reports pertain. Since you include a heading "Changes in Internal Control Over Financial Reporting" we suggest that you reposition your disclosure under that heading and clarify for the appropriate quarter.

Your disclosure under "Changes in Internal Control Over Financial Reporting" appears to be modeled after superseded disclosure guidance, given the reference to "internal controls" rather that "internal control over financial reporting" and the period "subsequent to the date of their evaluation" rather than the most recently completed fiscal quarter. We suggest that you replace this disclosure with the disclosure outlined above.

Exhibits

Exhibits 31.1 and 31.2

8.   We note your Officers' certifications do not comply with the current format required by Item 601(b)(31)(i) of Regulation S-K. Please remove the Officers' titles from your certifications and revise the wording in the first paragraph to make reference to your quarterly report, rather than your annual report, and include the revised certifications in an amendment to your filing. This issue also applies to the amendments of your interim reports for the periods ended June 30, 2008 and September 30, 2008.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief